Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
(dollars in thousands)	2016	2015	2014	2013	2012
Income before (loss) income from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$518,508	$351,675	$350,703	$364,178	$176,379
Interest expense
Senior notes payable and other debt	419,740	367,114	292,065	249,009	199,801
Distributions from unconsolidated entities	7,598	23,462	6,508	6,641	10,006
Earnings	$945,846	$742,251	$649,276	$619,828	$386,186
Interest
Senior notes payable and other debt expense	$419,740	$367,114	$292,065	$249,009	$199,801
Interest capitalized	2,355	1,671	950	855	1,857
Fixed charges	$422,095	$368,785	$293,015	$249,864	$201,658

Ratio of Earnings to Fixed Charges	2.24	2.01	2.22	2.48	1.92